Exhibit 99.3

Lycopodium Minerals Pty Ltd.
ABN:  34 055 880 209

Level 5, 1 Adelaide Terrace
East Perth, Western Australia 6004
Australia

PO Box 6832
East Perth, Western Australia 6892
Australia

T:  +61 (0) 8 6210 5222
www.lycopodium.com.au

16 December 2010

Our Ref:

British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission

AND TO: Keegan Resources Inc.

Dear Sir

RE:  ESAASE GOLD DEPOSIT RESOURCE ESTIMATION DATED DECEMBER 16TH, 2010 (THE "TECHNICAL REPORT")

I, Christopher Gorden Waller, do hereby consent to the public filing of the Technical Report, prepared for Keegan Resources Inc. dated December 16th, 2010, and extracts from, or the summary of, the Technical Report in the press release of Keegan Resources Inc. dated December 13th, 2010 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Dated this 16th day of December 2010